SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 17, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures :

A press release dated April 17, 2003 announcing the reduction of Aventis shareholding in Rhodia,

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date April 17, 2003	By:	/s/ Dirk Oldenburg

Name : Dirk Oldenburg
Title : General Legal Counsel

Press Release

Your Contact:

Corinne Hoff

Aventis Media Relations

Tel.: +33 (0)3 88 99 19 16

Corinne.Hoff@Aventis.com

Aventis reduces its shareholding in Rhodia,

retains economic interest

Strasbourg, France, April 17, 2003 – Aventis announces today the reduction of its stake in Rhodia to 15.3% from 25.2% following a definitive sale and purchase agreement with Crédit Lyonnais concerning 17.8 million Rhodia shares (40% of its Rhodia shareholding). As a result of this transaction, Aventis will hold 27.5 million Rhodia shares and Crédit Lyonnais will have acquired 9.9% of Rhodia’s share capital. The sale will be formally completed by the end of April. The price will be the market price of the Rhodia shares on the day prior to the closing of this transaction.

Separately, Aventis and Credit Lyonnais have reached agreement whereby Aventis will retain an interest in the future evolution, whether positive or negative, of the Rhodia share price, for a period of up to five years.

Commenting on this transaction, Patrick Langlois, Vice Chairman and Chief Financial Officer of Aventis, said: “This transaction is an important step in our continued focus on our core pharmaceutical activities and reaffirms our commitment to our shareholders to exit the non-core industrial activities. In addition, this transaction is a first step to comply with the requirement to reduce the Aventis shareholding in Rhodia to below 5% by April 2004, pursuant to the 1999 agreement with EU and US antitrust authorities. The structure of this transaction enables us to retain the upside potential as valuations of chemical companies improve in conjunction with a recovery in the economic cycle and as Rhodia executes its’ business plan. Of course, we will continue to seek ways to divest significant portions of our remaining shareholding in Rhodia,” concluded Langlois.

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com

Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim

In addition to Rhodia, Aventis holds a 12% stake in the Swiss specialty chemicals company Clariant. Given the recent decline in the market value of these companies, Aventis intends to book a provision in its first quarter results to reflect the current market value of these companies relative to their book value.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than historical information are forward-looking statement subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Your Contact in Crédit Lyonnais:

Bertrand Hugonet

Tel. : +33 (0)1 42 95 23 07

Email: bertrand.hugonet@creditlyonnais.fr

Notes to editors:

•                  On the occasion of the creation of Aventis in 1999, Aventis agreed to progressively dispose of its stake in Rhodia pursuant to the antitrust review process carried out by the European Commission in Europe and by the Federal Trade Commission in the United States.

•                  Specifically, in October 1999, Aventis decided to sell immediately part of its stake in Rhodia via an equity offering (thus reducing its interest in Rhodia from 67.3% to 25.2%) and to simultaneously issue Exchangeable Bonds with respect to its remaining interest in Rhodia.

•                  On November 28, 2002, Aventis announced a cash tender offer to buy back the Exchangeable Bonds in order to enhance its flexibility for the disposal of its stake in Rhodia.

•                  On January 17, 2003, all the Exchangeable Bonds had been repurchased and cancelled and the shares, which were underlying the tendered Bonds, are kept by the Escrow Agent until Aventis completes their disposal. As a consequence, the shares sold today to Crédit Lyonnais will be released by the Escrow Agent immediately prior to their transfer to Crédit Lyonnais.